Capital World Bond Fund, Inc.
               333 S. Hope Street, Los Angeles, California 90071
                  Telephone (213) 486-9200 Fax (213) 486-9455

77E: Legal Proceedings

The Registrant, Capital Research and Management Company ("CRMC"), its parent company and certain funds advised by CRMC are named as defendants in two purported class actions. The complaints are quite similar and allege that the defendants failed to disclose preferential market timing arrangements. They appear based entirely on publicly available information, including media reports and regulatory filings relating primarily to other industry participants. Both were filed with the U.S. District Court, Southern District of New York (Foley Square). The first, Ruehlman v. AMCAP Fund et al, was filed on March 24, 2004 and the other, Barkov v. AMCAP Fund et al, on April 8, 2004. Each of the lawsuits is without merit and will be defended vigorously.